May 30, 2006

VIA EDGAR & FEDERAL EXPRESS

United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549
Mail Stop 7010

Attn.: Tangela Richter,
       Branch Chief

            Re:   American Dairy, Inc.
                  Registration Statement on Form S-1
                  SEC File No. 333-128075

Ladies and Gentlemen:

      We are in receipt of the comments of the Securities and Exchange Commission (the "Commission") to the Registration Statement on Form S-1 (the "Registration Statement") of American Dairy, Inc. (the "Company") by letter dated January 9, 2006 to Mr. Leng You-Bin, President and have set forth below our responses. Our responses correspond to the numbered items in the Commission's letter. For your convenience, we have also inserted each of your comments above the corresponding response. We are transmitting herewith Amendment No. 4 (the "Amendment") to the Registration Statement which reflects, where appropriate, the comments in your letter.

General

1.    Comment:

      You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make appropriate revisions elsewhere as appropriate.


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      Response:

      The staff's comment is duly noted.

2.    Comment:

      Except as otherwise required by Form S-1, please provide all information as of the most recent practicable date.

      Response:

      The staff's comment is duly noted.

3.    Comment:

      Please delete repeated disclosure in different sections of the document. For example, you repeat your forward-looking disclaimer several times, on pages 8, 15, 18 and 32.

      Response:

      The staff's comment is duly noted. The Company has deleted the repeated disclosure on the referenced pages and attempted to delete repetition in all other instances.

4.    Comment:

      We note that you have not filed any proxy or information statements under
      Section 14 of the Securities Exchange Act of 1934 since April 2003. Please advise.

      Response:

      The Company has not held any meetings of its shareholders nor submitted any matter for the written consent of the shareholders since the April 2003 action by written consent. Pursuant to the rules of the NYSE Archipelago Exchange, the Company intends to begin holding regular annual meetings of its stockholders.

5.    Comment:

      We note the television advertisements that you have begun to air in the U.S. Please provide us with transcripts of those advertisements.


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      Response:

      Copies of the requested transcripts are being forwarded supplementally with the courtesy copies of the Registration Statement and this response.

6.    Comment:

      We are unable to locate the information required to be disclosed under
      Item 302 of Regulation S-X. Please advise.

      Response:

      The Company has added the Selected Quarterly Financial Data required by Rule 302 of Regulation S-K which we believe complies with the intent of the staff's comment.

Cover Page of Prospectus

7.    Comment:

      You may include only one outside front cover page of the prospectus. Please move the information listed in Part I so that it does not appear as a second cover page to the prospectus. In addition, please remove from the cover page any information that is not required to be included on the cover page by Item 501 of Regulation S-K.

      Response:

      The Company has deleted the Cross Reference Table as it is no longer required and has corrected the cover page accordingly.

8.    Comment:

      Please provide the market price of the common stock as of the latest practicable date, identify the exchange on which the stock is listed, and the trading symbol. Please refer to Instruction 2 to Item 501(b)(3) of Regulation S-K and Item 501(b)(4).

      Response:

      The Company has added the requested disclosure.

Prospectus Summary, page 1

9.    Comment:

      We note your disclosure that the company was awarded the "Golden Price" and Double Excellent" awards. If you will include such disclosure in the prospectus, please disclose the meaning and effect of such awards. We note that the awards were made in 1999 and 2000, respectively.


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      Response:

      The Company has deleted references to these awards as their English explanation and significance would be difficult to convey and not necessary for an investor's understanding of the Company.

10.   Comment:

      We note your disclosure that American Dairy believes it is "one of the largest privately owned dairy enterprises in China." Please disclose the metric used in making such assertion. Please also provide supplemental support for such statement.

      Response:

      The Company has deleted the referenced statement.

11.   Comment:

      Please provide the basis for the company's belief that the "demand for milk products is growing faster than the supply of such products in China."

      Response:

      The Company has revised the disclosure to eliminate this characterization of the growth in demand relative to supply.

12.   Comment:

      Please provide a brief explanation of the terms "milk Crowley" and "Crowley bean."

      Response:

      The Company has deleted these references as they are not necessary for an investor's understanding of the Company.

Summary Consolidated Financial Information, page 2

13.   Comment:

      Please update your financial statements in accordance with the updating requirements of Rule 3-12 of Regulation S-X.


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      Response:

      The staff's comment is duly noted, and the financial statements have been updated accordingly.

14.   Comment:

      Please revise your presentation to ensure that the chronological ordering of your financial statements and other data presented in tabular form throughout the filing is consistent, as required by Staff Accounting Bulletin Topic 11:B.

      Response:

      The Company has revised its financial presentation accordingly.

15.   Comment:

      Please support your presentation of the last three fiscal years given the format requirements of Item 301 of Regulation S-K. In addition, please conform your presentation to include each of the items identified under Instruction 2 to Item 301. Without limitation, we note that you have not presented income (loss) from continuing operations per common share.

      Response:

      The Company has revised its presentation and added the requested disclosure.

Risk Factors, page 4

16.   Comment:

      Please set forth each risk factor under a subcaption that adequately describes the risk. Many of your subheadings merely state a fact about your business without fully describing the risks associated with that fact. For example, we note the captions "Expansion Risks," "New Projects" and "Uncertainty of Market Acceptance." Please revise each of your subheadings to ensure that it discloses the specific risk or risks that you are discussing in the text. Please see Item 503(c) of Regulation S-K.

      Response:

      The Company has revised the risk factors accordingly.

17.   Comment:


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      Many of your risk factors could apply to any company in any industry. You should cite risks that are particularly relevant to you and your disclosure should make clear how they impact you specifically. Delete "boilerplate risks," or revise them to explain how they specifically relate to your operations. In the text of each risk factor, rather than stating that it could "adversely affect" your business, you should indicate what the adverse effects may be, such as reduced income or revenues or loss of customers. Eliminate language that mitigates the risk you present. For example, in the risk "Doing Business in China" eliminate the sentence that begins with "Although we believe ...." State the risk directly and plainly, eliminating statements such as "no assurance can be given" and "we cannot be certain," both in the headings to the risk factors and in the explanations.

      Response:

      The Company has revised the risk factors accordingly.

18.   Comment:

      Describe only one risk under each subcaption. For example, the risk factor on "Doing Business in China" covers two different risks" risks regarding China's economic development policies, and risks regarding China's foreign currency conversion policies. Similarly, the risk factor on "Fluctuations In the Exchange Rate between the Chinese currency and the United States Dollar could adversely affect our operating results" also discusses several different risks: fluctuations in the exchange rate, the difficulty U.S. shareholder may have in obtaining information about the company, and the ability of the China subsidiaries to pay dividends to its U.S. parent company. Please revise accordingly.

      Response:

      The Company has revised the risk factors accordingly.

19.   Comment:

      Please add a risk factor that discusses the risk to the company due to the lack of insurance for the company's deposits in Chinese banks. We note your disclosure in Note 4 to the Financial Statements.

      Response:

      The Company has added the requested risk factor.

"Limited Delivery Capacity; Delays in Delivery of Products, page 5"

20.   Comment:

      You state that if sales increase there is no assurance that you will be able to deliver increased product volume in a timely and efficient manner. Please provide more information that explains why you think that may be a risk. Describe the factors that lead you to conclude that you may not be able to deliver increased volume in a timely and efficient manner.


                                      -6-
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      Response:

      The Company has reconsidered this risk and no longer considers it material because it does not market liquid milk which would be subject to spoilage and therefore pose the delivery issues discussed in the risk factor. The Company has therefore deleted the risk factor altogether.

Business

General, page 9

21.   Comment:

      Your disclosure regarding the current corporate structure of the company is inconsistent throughout the document. We refer to the discussion on page 8, the chart included on page 9 and the discussion under Note 1 to the financial statements. Please revise throughout to clarify the corporate structure of the company. For example, the table appears to indicate that Feihe Dairy owns 100% of Beijing Feihe, while the discussion in the notes implies only 95% ownership. Likewise, while the table implies that Shanxi Feihesantai is a direct 60% subsidiary of Feihe Dairy, disclosure in the notes indicates that this entity is a 60% direct subsidiary of AFC. Finally, your discussion on page 8 implies that Sanhao Dairy continues to be a wholly owned subsidiary of Feihe Dairy, even though Sanhao Dairy was merged into BaiQuan Feihe in 2004. Please revise to clarify the current state of your operations. Eliminate any unnecessary disclosure.

      Response:

      The Company has conformed the description on page 8 to make it consistent and correct.

Heilongijang Feihe Dairy Co., Limited and Subsidiaries, page 10

22.   Comment:

      Please state whether the amounts due to the BaiQuan County Economic Council in 2004, 2005 and 2006 were paid. In this regard, disclose the amounts that you currently owe as of the most recent date practicable. In addition, describe the purpose and effect of the supplemental agreement entered into with the Council in March 31, 2003.

      Response:

      Because it has now paid the purchase price in full, the Company has deleted the references to the payment structure and supplemental agreement as they are no longer material.

Milk Processing Facilities, page 11.

23.   Comment:

      Please clarify your discussion of your milk processing facilities. You state that you have two principal operating facilities, but then describe three plants and one that you are building. Subcaptions for each plant would aid the reader, as would consistently identifying each plant. Please provide the production capacity for each plant and your total production capacity. We note that this information is included on your website. Please update your disclosure of the plant under construction.

      Response:

      The Company has clarified the discussion accordingly and added the requested disclosure.

Customers, page 12

24.   Comment:

      Please provide information on your principal products as required by Item 101(c)(1)(i) of Regulation S-K.

      Response:

      The Company has added the requested disclosure.

25.   Comment:

      Describe the types of contracts under which you sell your products. Likewise, describe the channels by which you distribute your products.

      Response:

      The Company has added the requested disclosure.

Research and Development, page 12

26.   Comment:

      If material, please provide information on the amount of money spent on research and development as required by Item 101(c)(1)(xi) of Regulation S-K.

      Response:


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

      The Company has added the requested disclosure indicating that it has minimal research and development expenses and all such expenses are for employee salaries. These amounts were not disclosed in the financial statements as they were deemed non-material.

27.   Comment:

      Please disclose the duration and effect of all patents and licenses held. Refer to Item 101(c)(1)(iv) of Regulation S-K.

      Response:

      As disclosed under Risk Factors, the Company has no patents.

Employees, page 12

28.   Comment:

      We note that your production facilities employ approximately 432 total production personnel. Please also disclose the total number of persons employed by the company. Refer to Item 101(c)(1)(xiii) of Regulation S-K.

      Response:

      The Company has added the requested disclosure.

Walnut Powder Operations, page 13

29.   Comment:

      Please state who owns the remaining 40% of Shanxi Feihesantai.

      Response:

      The Company has added the requested disclosure.

Properties, page 14

30.   Comment:

      If material, please add a description of the soybean, Gannon and Nutricia/Numico plants that are discussed on your website.

      Response:

      The Company has added the requested disclosure.


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Management's Discussions and Analysis of Financial Condition and Results of
Operation

General

31.   Comment:

      We note that you do not identify any areas of accounting where critical accounting policies are used to record activity. Please identify your most critical accounting policies and expand your disclosures to address the specific instances where uncertainties exist in your estimates. Your disclosures should provide information about the quality and variability of your earnings and cash flow under these policies. Please refer to Financial Reporting Codification (FRC) Section 501.14 for further guidance on this subject.

      Response:

      The Company has added the requested disclosure.

Operations, page 15

32.   Comment:

      We note your disclosure that management plans to expand the operations of the company as quickly as reasonably practicable, and that the company will need substantial additional capital to fund such expansion efforts. Please disclose with specificity management' expansion plans over the next twelve months, and the expected capital that the company will need to fund such efforts. In your discussion, please include the estimated future expenditures with respect to the new production factory facilities, including any probable cost overruns. Disclose also how management intends to raise the additional capital that the company will need.

      Response:

      The Company has added the requested disclosure.

33.   Comment:

      You disclose in this section that the company does not anticipate any significant changes in the number of employees over the next twelve months. You indicate on page 18, however, that the company and its subsidiaries anticipate an increase in the number of employees as a result of recent acquisitions and the anticipated completion of two new production plants. Please reconcile.

      Response:


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      The Company has clarified its disclosure to indicate that it intends to hire additional employees to accommodate its growth.

34.   Comment:

      We note your statement that "The predecessor of American Dairy, Inc. (the "Company") had been inactive for a number of years, and has no revenue from operations during the quarter ended June 30, 2005 or the quarter ended June 30, 2004." Please reconcile this statement with your Consolidated Statements of Operations which shows sales for each period you have identified.

      Response:

      The interim financial statements as of June 30, 2005 and 2004 have been replaced by the December 31, 2005 and 2004 comparable numbers. Management's Discussion and Analysis has also been updated and the statement indicating that there were no revenues during the quarters ended June 30, 2005 and 2004 has been removed because it incorrectly appeared to indicate that the Company had no revenues during those periods.

35.   Comment:

      Please significantly expand your discussion under this heading to clearly explain, if true, to the reader that you completed a recapitalization in May 2003 and provide the pertinent terms of the recapitalization. You should also clearly indicate, if true, that the historical figures you discuss represent that of the accounting acquirer. Please ensure that you identify the accounting acquirer in your discussion and expand your discussion to provide a clear understanding of the business operations, including a discussion of the main products sold by the entity for which you present historical and current financial statements.

      Response:

      The Company has expanded the disclosure by adding a paragraph covering the corporate history and clarified the identity of the accounting acquirer.

36.   Comment:

      We note that you provide a discussion of the results of operations for the six months ended June 30, 2005 compared with the six months ended June 30, 2004. Please expand your MD&A to include a comparison of each of the fiscal year ends presented in your filing as well. In this regard, we would expect your discussion to compare your results during the period ended December 31, 2004 with the period ended December 31, 2003 as well as a comparison of the period ended December 31, 2003 with the period ended December 31, 2002.

      Response:

      The Company has updated the discussion, adding the new period comparison. The 2003/2002 comparison is no longer necessary as the 2002 financial statements are no longer included in the filling.

37.   Comment:

      As you prepare your expanded discussion for all periods presented in response to the above comment, please refer, without limitation, to the following FRC Sections regarding the content of your disclosure required by Item 303 of Regulation S-K:

      o 501.12.b.1 Focus on Key Indicators of Financial Condition and Operating Performance. Identify and address those key variables and other qualitative and quantitative factors which are peculiar to and necessary for an understanding and evaluation of your company;

      o 501.12.b.3. Focus on Material Trends and Uncertainties. Discuss decisions concerning trends, demands, commitments, events and uncertainties that involve consideration to financial, operation and other information known to the company;

      o 501.12.b.4 Focus on Analysis. MD&A should not be merely a restatement of financial statement information in a narrative form.

      Response:

      The revised MD&A disclosure takes account of the referenced guidance from
      Item 303.

Liquidity and Capital Resources, page 17.

38.   Comment:

      Please refer to FRC 501.13. Liquidity and Capital Resources, which indicates that a company is required to include in MD&A the following information, to the extent material, and expand on your discussion as appropriate:

      o historical information regarding sources of cash and capital expenditures;

      o     an evaluation of the amounts and certainty of cash flows;

      o the existence and timing of commitments for capital expenditures and other known and reasonably likely cash requirements;

      o     discussion and analysis of known trends and uncertainties;

      o a description of expected changes in the mix and relative cost of capital resources;

      o indications of which balance sheet or income or cash flow items should be considered in assessing liquidity; and


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      o     a discussion of prospective information regarding companies' sources of and needs for capital, except where otherwise clear from the discussion.

      Response:

      The Company has enhanced its MD&A disclosure accordingly.

39.   Comment:

      Please describe any known trends or any known demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, your liquidity increasing or decreasing in any material way. We note, for example, your plans to expand capacity and your product offerings.

      Response:

      The Company has enhanced its MD&A disclosure accordingly.

Plan of Operations, page 18

40.   Comment:

      The discussion under this heading appears to be the same discussion presented under Operations on page 15. Please remove duplicative discussions as appropriate.

      Response:

      The Company has removed the duplicate discussion.

Selling Stockholders, page 20

41.   Comment:

      Please revise the table to add the number of securities of the company that each selling shareholder owns prior to the offering, the number of securities they will own after the offering, and (if one percent or more) the percentage of the class that will be owned by the selling shareholder after the offering. In footnotes to the table, please identify the natural persons with power to vote or to dispose of the securities offered for resale by the entities listed as selling shareholders. See Interpretation No. 45 of the Regulation S-K section of the Division of Corporation Finance's March 1999 Supplement to the Manual of Publicly Available Telephone Interpretations.

      Response:


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      The Company has added the requested disclosure.

42.   Comment:

      Please state whether any of the selling shareholders has, or has had within the past three years, any position, office, or other material relationship with the company or any of its predecessors or affiliates. In this regard, please also describe the transactions in which each of the selling shareholders received the shares you are registering for resale. Refer to Item 507 of Regulation S-K.

      Response:

      The Company has added the requested disclosure.

43.   Comment:

      Identify as an underwriter any selling stockholder who is a broker-dealer, unless you can confirm that such selling stockholder obtained the securities being registered for resale as compensation for investment banking services. Also, identify as underwriter any selling stockholder who is affiliated with a registered broker-dealer, unless such selling stockholder purchased the securities in the ordinary course of business and at the time of purchase, had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

      Response:

      The Company has confirmed that those selling stockholders who are broker-dealers received their securities for investment banking services and that any individuals who are broker-dealer affiliates purchased their shares in the ordinary course of business.

Management, page 27

44.   Comment:

      Please revise to include all of the information required by Item 402 of Regulation S-K.

      Response:

      The Company has added the requested disclosure.

Security Ownership of Management and Principal Shareholders, page 28

45.   Comment:

      Please provide all of the information required by Item 403 of Regulation SK. On the table, you have a footnote 4 reference after Mr. You-Bin's name, but no corresponding footnote. In regard to footnote 2 to the table, please specify for each person the amount of common stock to which they are entitled upon the exercise of the notes and warrants.


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      Response:

      The Company has added the requested disclosure.

46.   Comment:

      You do not include Messrs. Tseng and Downing on this table, but you have identified them as Directors. Please revise or advise.

      Response:

      The Company has added the requested disclosure.

Certain Relationships and Related Transactions, page 28

47.   Comment:

      Please indicate whether any of the transactions described herein are continuing. Please also provide more information in regard to the loans Mr. You-Bin made to the company in 2003 and 2004. Please state the term of each loan and whether they were approved by the Board f Directors. You indicate that no loans were unsecured and without interest. Please also disclose the total amount currently outstanding under the loans. We note your disclosure in Footnote 14 to the financial statements that as of June 30, 2005, Mr. You-Bin was owed $1,091,364. Please file these loan documents as exhibits to the registration statement.

      Response:

      The Company has added the requested disclosure.

48.   Comment:

      Please disclose whether the terms of the related party transactions were the same as would have been obtained from an unaffiliated third party.

      Response:

      The Company has added the requested disclosure.

49.   Comment:

      We note your disclosure that "Effective May 2, 2003, Mr. Leng You-Bin and Mr. Liu Sheng-Hui, directors and officers of American Dairy, received 8,129,032 shares and 387,476 shares, respectively, of the Common Stock of American Dairy in exchange for all of their registered capital stock of Heilongijang Feihe Dairy Co., Limited under the terms of the Stock Exchange Agreement." Please tell us how you reflected the issuance of these shares in your Consolidated Statements of Stockholders' Equity.


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      Response:

      The Company has revised the disclosure to reflect that the effect of this recapitalization was "rolled back" to December 31, 2002 in the Consolidated Statements of Stockholders' Equity.

50.   Comment:

      We note your disclosure that "Effective May 7, 2003, American Dairy acquired 100% of American Dairy Holdings, Inc. ("ADH") in a stock-for-stock exchange." Please tell us how you reflected this exchange in your Consolidated Statements of Stockholders' Equity.

      Response:

      Please refer to our response to comment 49 above.

Dividend Policy, page 30

51.   Comment:

      Please expand your disclosure regarding dividends to address the impact, if any, on your ability to remit dividends to investors given that of all your operations and resulting cash flows are generated within China. In this regard, please describe any resulting restrictions on your ability to remit cash dividends to investors outside of China.

      Response:

      The Company has added the requested disclosure both to the referenced section and to the discussion under Risk Factors.

52.   Comment:

      It appears from your disclosure that all of your assets are located in China and all of your operations are conducted within China. Please confirm our understanding or otherwise advise. As such, it appears that you are required to provide parent-only condensed financial statements under Rule 5-04 of Regulation S-X. Please refer to the September 27, 2004 Highlights of the AICPA International Practices Task Force meeting, located under Agenda Item 5(c), at http://cpcaf.aicpa.org/NR/rdonlyres/ 8B71F811-51B5-48D0-BD62-E6546A098346/0/2004_0927_IPTF_HLs.pdf. Please
      advise.


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

      Response:

      The Company has included parent-only financial statements in Note 4 to the financial statements.

Description of Capital Stock

Common Stock, page 30

53.   Comment:

      In the third paragraph of this section you state that directors are elected by majority vote. Please state the vote that is required for other corporate actions. Please see Item 202(a)(1)(v) of Regulation S-K.

      Response:

      The Company has clarified the statement to reflect that a majority is required for all matters, including the election of directors.

Dividend Restrictions, page 30

54.   Comment:

      Please state whether there are currently any restrictions on your ability to pay dividends to shareholders.

      Response:

      The Company has deleted the reference to dividend restrictions as it is not applicable.

Experts, page 32

55.   Comment:

      We note that you present financial statements for the fiscal year ended December 31, 2002 within this filing that represent the results of American Dairy, Inc., formerly called Lazarus Industries, Inc., and that these financial statements were audited by Weinberg & Co., P.A. Please note that you are required to file the separate audit report and consent of the accountant that audited your financial statements in prior years.

      Response:

      The Company has updated the Experts section to reflect that all of the financial statements included have been audited by its current auditors, Murrell, Hall, McIntosh, LLP and has removed the 2002 statements.


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

Where You Can Find Additional Information, page 32

56.   Comment:

      Please update the address for the Securities and Exchange Commission, as we have moved our offices. It is 100 F. St. NE, Washington, D.C. 20549. Please also provide your website address.

      Response:

      The Company has revised the public reference address and added its website address accordingly.

Financial Statements

Consolidated Balance Sheets, page F-2

57.   Comment:

      Please expand your Management's Discussion and Analysis to explain the facts and circumstances surrounding the significant balance in your allowance for doubtful accounts, totaling $3,445,237, as of December 31, 2003. In addition, please explain why there was no need for an allowance subsequent to that date. In this regard, we note your disclosure on page F-9 that "As of December 31, 2004, no provision for doubtful accounts was considered necessary." Finally, please explain how the circumstances that resulted in your estimate of the allowance for doubtful accounts was considered in your determination to recognize the related revenue.

      Response:

      The Company has expanded its explanation to Management's Discussion and Analysis under Comparison of year ended December 31, 2004 to December 31, 2003 -- General and Administrative Expense, accordingly.

Consolidated Statements of Operations, page F-4

58.   Comment:

      Please tell us whether or not you have included depreciation relating to property, plant and equipment in your determination of gross profit. In this regard, please note that this measure should reflect the full absorption costing principle and include all costs and expenses associated directly with or allocated to your products sold. As such, these costs and expenses should include inventoriable costs of assets incident to or necessary for production or manufacturing, including applicable depreciation, depletion and amortization. Although the guidance in SAB Topic 11:B accommodates the separate presentation of multiple components attributable to cost of sales, it is not permissible to similarly report a measure of gross profit excluding such amounts. Any depreciation and amortization expense that is related to cost of sales may be displayed on a separate line item, however this item must appear before presenting gross profit and be reflected in that metric. Please modify your presentation as necessary. This comment also applies to your Form 10-Q for the fiscal quarter ended September 30, 2005.


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

      Response:

      The Company has revised Note 8 to the financial statements to include the requested information and will amend its Form 10-Q for the fiscal quarter ended September 30, 2005 as requested.

Consolidated Statements of Stockholders' Equity, page F-5

59.   Comment:

      We note that you present the 9,650,000 shares of common stock that you issued under the recapitalization with American Flying Crane Corporation
      (AFC) in May 2003 as the December 31, 2004 balance. Please note that this balance should represent the number of common shares of American Dairy, Inc. (i.e. accounting acquiree) prior to the recapitalization. We note the balance of the number of common stock outstanding reported in the Statement of Stockholders' Equity for the period ended December 31, 2001 in the Form 10-KSB filed on April 15, 2003 was 7,485,417. It appears that you may need to revise this balance, taking the 1 for 19 reverse stock split into consideration, as appropriate, or otherwise advise. In this regard, it is our understanding that the historical financial statements of the accounting acquirer are not restated, except to present, for all periods, the common stock and paid-in capital of the accounting acquiree.

      Response:

      The Consolidated Statements of Stockholders' Equity in the Amendment starts with the balance at December 31, 2002, which reflects the shareholders equity of the recapitalized company taking into effect the reverse stock split.

60.   Comment:

      We further note that you present a line item entitled Recapitalization, which presents a total number of common stock of 135,530. You disclose on page F-7 that "In preparation for this acquisition, which was treated as a reverse merger for financial reporting purposes, American Dairy completed a 1 for 19 reverse stock split reducing the number of shares of common stock outstanding from 7,485,147 to 394,168. In addition, American Dairy shareholders canceled 258,638 shares reducing the number of shares outstanding at the acquisition date to 135,530 shares." As noted in the related matter in our previous comment, it appears that this balance should represent the beginning common stock balance and that the issuance of the 9,650,000 shares of common stock to effect the recapitalization should be a separate line item. Please advise.

      Response:

      Please refer to our response to question 59 above.

61.   Comment:

      Please explain to us how you computed the number of shares you report subsequent to the reverse stock split, totaling 394,168.

      Response:

      The original shareholders held 7,485,417 shares which would be reduced to 393,969 shares after the reverse stock split. Split shares were rounded up to the nearest share resulting in a total of 394,168 shares.

Consolidated Statements of Cash Flows, page F-6

62.   Comment:

      Please reconcile the amounts shown for Depreciation for the fiscal years ended December 31, 2002 and 2004 and for the fiscal quarter ended June 30, 2004 with the amounts presented in your Consolidated Statements of Operations. This comment also applies to your Form 10-Q for the fiscal quarter ended September 30, 2005, specifically for the amount presented for September 30, 2004.

      Response:

      Please refer to our response to question 58 above.

63.   Comment:

      Please explain the nature and terms of the Amounts due from directors.

      Response:

      We assume that the staff is referring to amounts due to directors. As disclosed in Note 7 to the financial statements, all amounts due to directors are non-interest bearing and due on demand.

Notes to Financial Statements

General

64.   Comment:

      Please confirm, if true, that you have disclosed the information required by paragraph 38 of SFAS 131 or otherwise advise.

      Response:

      Note 4 to the financial statements contains the required disclosures.

Note 1. Description of Business, page F-7

65.   Comment:

      We note your disclosure that the "purchase resulted in the creation of $7,000 in "goodwill." Please explain how you were able to determine the fair value of the entity acquired. Additionally, please indicate how you were able to determine that the non-operating public shell was considered a business as defined in paragraph 6 of EITF 98-3. You may also wish to refer to paragraph 9 of SFAS 141. This comment also applies to your Form 10-Q for the fiscal quarter ended September 30, 2005.

      Response:

      Upon review the Company determined that the recapitalization should not have included goodwill and an adjustment was made to reduce retained earnings at the date of recapitalization. The Company intends to amend its September 30, 2005 Form 10-Q to reflect this change.

66.   Comment:

      Please expand your disclosure to clearly explain who the accounting acquirer was in the May 7, 2003 transaction between American Dairy and American Flying Crane Corporation ("AFC"). We note your disclosure that AFC was incorporated in January 2002 with 50 million in authorized shares of common stock. As previously requested, please explain and disclose whose legal equity is presented in the beginning balance of common shares at December 31, 2001 in your Consolidated Statements of Stockholders' Equity. We note your related disclosure on page F-8 that the historical financial statements prior to May 7, 2003 are those of AFC.

Response:

      Please note that the following disclosure appears in Note 2 to the financial statements:

                  On May 7, 2003, American Dairy, Inc. acquired all of the
            outstanding common stock of American Flying Crane Corporation. For accounting purposes, the acquisition has been treated as a recapitalization of American Flying Crane Corporation with American Flying Crane Corporation as the acquirer. The historical financial statements prior to May 7, 2003 are those of American Flying Crane Corporation.

67.   Comment:

      Please disclose the impact, if any, to your ownership rights to the equity and related assets and liabilities of the entities you indicate on page F-7 have a defined period of existence. Additionally, please disclose the reasons for the defined period of existence. We may have further comment.

      Response:

      The Company is advised that under the Company Law of the PRC (effective July 1, 1994), enterprises are registered with a defined period of existence (which period varies depending on the business) but they may apply for an extension to the period of existence when the same expires. There are no exorbitant costs apart from the normal registration fees.

Note 2.  Basis of Preparation of Consolidated Financial Statements, page F-8

68.   Comment:

      We note your statement that the "consolidated financial statements are prepared using the historical cost convention." Please confirm, if true, that your financial statements prepared under US GAAP are on the accrual basis or otherwise advise.

      Response:

      Please refer to Note 2 of the financial statements, which reads as follows:

            2. BASIS OF PREPARATION OF FINANCIAL STATEMENTS

                  The Company's consolidated financial statements include the accounts of American Dairy, Inc., its wholly-owned subsidiaries, AFC, Feihe Dairy, Beijing Feihe, and BaiQuan Feihe and its 60% owned subsidiary, Shanxi Feihe. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

69.   Comment:

      We note your disclosure that for "accounting purposes, the acquisition has been treated as a recapitalization of American Flying Crane Corporation with American Flying Crane Corporation as the acquirer," and that the "historical financial statements prior to May 7, 2003 are those of American Flying Crane Corporation." Please explain, in detail, which entity's operations and cash flows you present in your financial statements for the fiscal year ended December 31, 2002. In this regard, it is unclear whether the amounts reported for this period represent American Dairy, Inc., formerly called Lazarus Industries, Inc., as disclosed on page 32, or American Flying Crane Corporation. Please note that the comparative historical figures presented subsequent to a recapitalization should represent those of the accounting acquirer/legal acquiree, which appears to be that of American Flying Crane Corporation. In addition, the footnotes should clearly explain, if true, that the historical financial statements are a continuation of the financial statements of the accounting acquirer, not the accounting acquiree.

      Response:

      The 2002 numbers were those of American Flying Crane and not those of Lazarus Industries, Inc. Please note that the 2002 numbers have been deleted from the amended Registration Statement. The wording referred to above was modified as follows:

                  On May 7, 2003, American Dairy, Inc. acquired all of the
            outstanding common stock of American Flying Crane Corporation. For accounting purposes, the acquisition has been treated as a recapitalization of American Flying Crane Corporation with American Flying Crane Corporation as the acquirer. The historical financial statements presented both before and after May 7, 2003 are those of American Flying Crane Corporation.

70.   Comment:

      We note your disclosure that the transaction was accounted for as a recapitalization. Please reconcile this to your disclosure on page F-7 that this transaction was treated as a reverse merger.

      Response:

      Please see response to comment 69.

Note 3, Summary of Significant Accounting Policies, page F-9

Inventories, page F-9

71.   Comment:

      Please clarify the nature of the costs included in the amounts that you refer to as "any overhead costs."

      Response:

      The Company has included an additional description of the inventory cost accounting.

Long-lived assets, page F-9

72.   Comment:

      Please explain how you determined that the salvage value of all of your assets was 10%.

      Response:

      In The Peoples Republic of China, property and equipment are used much longer than in the United States due to the limitations on capital resources. Used equipment that would be abandoned in the United States still has a market value in China.

      This is due in part to the labor situation in China where it can be cost effective to use older equipment that might require more labor cost for repairs and operations whereas in the United States it would not be cost effective to use this equipment due to the much higher cost of labor. Management feels the 10% salvage value is conservative and reflects the remaining value net of removal costs based on the current economic situation in China.

73.   Comment:

      Please clarify in greater detail how you have accounted for land use rights.

      Response:

      Land use rights are amortized on a straight line basis over the life of the land use agreement.

Foreign Currencies, page F-10

74.   Comment:

      We note your statement that "Foreign currency transactions during the year are converted at the average rate of exchange during the reporting period." Based on this disclosure, please confirm, if true, that you had no items that represent components of comprehensive income under SFAS 130 or otherwise advise.

      Response:

      For the reporting periods presented in the previously filed Registration Statement, the exchange rate for the Yuan had been fixed to the US Dollar and thus there were no translation variances. Beginning July 2005, the Yuan was revalued and allowed to float, and, as a result, the financial statements for the year ended December 31, 2005 include the effects of the foreign currency translation adjustments within comprehensive income.

75.   Comment:

      Please confirm, if true, that you have complied with the reconciliation requirements of paragraph 25 of SFAS 95, which requires you to report the effect of exchange rate changes on cash balances held in foreign currencies as a separate part of the reconciliation of the change in cash and cash equivalents during the period, or otherwise advise.

      Response:

      Please refer to our response to comment 74.

76.   Comment:

      Please expand your disclosure to clearly explain what you mean by "All exchange differences are dealt with in the statements of operations."

      Response:

      The Company has revised to include a corrected disclosure of the foreign currency exchange accounting policy.

Advertising costs, page F-11

77.   Comment:

      Please expand your disclosure with respect to your policy on capitalizing direct-response advertising to indicate the general time frame over which such costs are amortized.

      Response:

      The Company does not do direct response advertising and expenses all advertising costs as incurred. At year end, it is sometimes required to make a prepayment to reserve air time for the next year, then the prepayments are charged to expense at the time the advertisements are run. See Note 3 to the financial statements.

Taxation, page F-10

78.   Comment:

      Please expand your disclosure under this heading to more fully explain your accounting policy for taxation, including, but without limitation, an explanation on how you account for deferred tax assets and liabilities and any related valuation. In addition, please explain to us how you have complied with SFAS 109. We may have further comments.

      Response:

      Note 16 to the financial statements has detailed disclosures about the timing differences between book and tax. In addition, additional language was included in the accounting policies disclosures in Note 3.

Value Added Tax, page F-11

79.   Comment:

      Please explain your relationship to and interaction with the Kenton County Government.

      Response:

      The Company is the largest single employer in Kenton County. This is a northern province and has very little other industry. Kenton County has provided the Company with various incentives to assist in its growth. VAT taxes and employment taxes paid on behalf of workers make a substantial contribution to the County's tax collections.

Note 8. Transactions with Related Parties, page F-14

80.   Comment:

      Please reconcile the amount shown under this heading for June 30, 2005, totaling $1,091,364, with the amount shown in your Consolidated Balance Sheet line item totaling $1,137,166.

      Response:

      The note to the financial statements contained the correct information. The balance sheet at June 30, 2005 had a misclassification of $45,802, which should have been classified in accounts payable and accrued liabilities. Due to the immateriality of the misclassification, the Company does not propose to amend the June 30, 2005 10-QSB to change this classification. Furthermore, the June 30, 2005 balances have been replaced in the revised S-1 by December 31, 2005 balances.

Note 13. Notes Payable, page F-15

81.   Comment:

      Please provide disclosure that includes the pertinent terms of the Series A and Series B Convertible Notes issued during the fiscal quarter ended June 30, 2005.

      Response:

      The Company has revised Note 12 to the financial statements accordingly.

Note 16. Capital Stock, page F-16

82.   Comment:

      Please reconcile the amount you disclose, with reference to your issuance of 792,285 shares of common stock, as offering and syndication costs totaling $374,402 with the amount you present in your Consolidated Statements of Stockholders' Equity line item, totaling $400,547.

      Response:

      The Company has revised Note 15 to the financial statements accordingly.

83.   Comment:

      Please expand your disclosure to include the pertinent terms of all warrants issued.

      Response:

      Please see Note 18 to the financial statements.

Note 18. Earnings Per Share, page F-18

84.   Comment:

      We note that you provide a reconciliation of your EPS figures for the fiscal year ended December 31, 2004 and 2003. Please provide a reconciliation for each EPS figure you have presented in your Consolidated Statements of Operations. In addition, please tell us how many shares you used as the beginning balance in the weighted-average share computation for all years presented. Confirm, if true, that you included the shares issued in exchange under the recapitalization in the period the transaction took place or otherwise advise.

      Response:

      Please refer to Note 17 to the financial statements.

Exhibits and Financial Statements Schedules, page II-5

85.   Comment:

      Please file as an exhibit the acquisition agreement for the capital stock of American Flying Crane Corp. as required by Item 601(b)(2) of Regulations S-K.

      Response:

      The Company has added the acquisition agreement as an exhibit to the Amendment accordingly and indicated that it is incorporated by reference to the Form 10-KSB of Lazarus Industries Inc. for the year ended December 31, 2002.

86.   Comment:

      Please file all instruments defining the rights of security holders as required by Item 601(b)(4)(ii). For example, it appears to us that Series B Convertible Notes discussed on page 17 should be filed under this item.

      Response:

      The Company has filed or incorporated by reference all instruments defining the rights of security holders as exhibits to the amendment accordingly.

87.   Comment:

      Please file as exhibits all material contracts, as required by item 601(b)(10). For example, it appears that the construction contracts to build a new milk powder processing plant near the Sanhao Dairy plant and to build a walnut powder plant in Shenyang should be filed under this item. Please also identify the plant to which Exhibit 10.C refers.

      Response:

      The Company has included all material agreements as exhibits to the Amendment.

88.   Comment:

      Please list the Opinion of Counsel filed as Exhibit 5 on the Exhibit Index. We note that the Company is incorporated in Utah and that counsel provides an opinion stating that the company is duly organized, validly existing and in good standing under the laws of Utah. Please confirm to us that counsel is qualified to provide an opinion on Utah law. Counsel should also revise the opinion so as to refer to the validity of the shares of common stock being registered for resale.

      Response:

      The Company has indicated in its amended filing that it will file an opinion of counsel which conforms to the requirements and the staff's comment in a further amendment.

Undertakings, II-6

89.   Comment:

      Please provide all of the undertakings required by Item 512 of Regulation S-K.

      Response:

      The Company has included all required undertakings.

Form 10-Q for the Fiscal Quarter Ended September 30, 2005

90.   Comment:

      Please revise your interim report on Form 10-Q as necessary to comply with all applicable comments on your annual and quarterly financial statements written for your Form S-1 above. Without limitation, your revisions should include enhanced disclosure to Management's Discussion and Analysis, the financial statements, and notes to the financials statements based on principles underlying the comments. Please also ensure that your update to MD&A includes a comparative discussion, of the changes during the nine months ended September 30, 2005 and 2004 in addition to the three month discussion already presented.

      Response:

      The Company has amended its Form 10-Q accordingly and plans to file the Form 10-Q amendment following the filing of the Amendment to the Registration Statement.

Controls and Procedures, page 23

91.   Comment:

      We note that your certifying officers disclose their conclusions as to the effectiveness of your disclosure controls and procedures "as of a date within 90 days of the filing of this report." However, Item 307 of Regulation S-K requires that your certifying officers disclose their conclusions regarding the effectiveness of your disclosure controls and procedures "as of the end of the period covered by the report." See also Regulation S-K, paragraph 4(c) of Exhibit 31. Please review your disclosure and revise as appropriate.

      Response:

      The Company has corrected the disclosure in its amended Form 10-Q and plans to file the Form 10-Q amendment following the filing of the Amendment to the Registration Statement.

92.   Comment:

      You state that there were no "significant changes" in your "internal controls or other factors." Please note that Item 308(c) of Regulation S-K requires that you disclose any change in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the last fiscal quarter that has "materially affected, or is reasonably likely to materially affect," your internal control over financial reporting. See also Regulation S-K, paragraph 4(d) of Exhibit
      31. Please review your disclosure and revise as appropriate.

      Response:

      The Company has revised the language to comply with Item 308(c) and plans to file the Form 10-Q amendment following the filing of the Amendment to the Registration Statement.

Exhibits 31.1 and 31.2

93.   Comment:

      We note that your certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 is worded such that it does not precisely match the language as set forth in the Act. Refer to Item 601(b)(31) of Regulation S-K for the exact text of the required Section 302 certifications, and amend your exhibits as appropriate. In this regard and without limitation, we note paragraph 4 contains references to outdated Exchange Act Rules and paragraph 4(a) excludes language contained in the text of Item 601(b)(31) of Regulation S-K.

      Response:

      The Company has corrected the certification in its amended Form 10-Q and plans to file the Form 10-Q amendment following the filing of the Amendment to the Registration Statement.

      The Company would like to finalize the Form S-1 as soon as possible and, accordingly, would appreciate hearing from you at your earliest convenience regarding any additional comments. Please do not hesitate to contact the undersigned with any questions. Thank you.

                                                Very truly yours,

                                                /s/ Jeffrey A. Rinde

                                                Jeffrey A. Rinde

Encl.
cc: Jennifer Goeken, Esq.